Mail Stop 4561

      May 25, 2006



James L. Bailey
Co-Chief Executive Officer and Director
Excelsior LaSalle Property Fund, Inc.
225 High Ridge Road
Stamford, CT  06905

Re:	Excelsior LaSalle Property Fund, Inc.
	Form 10
	File No. 0-51948
      Filed April 28, 2006

Dear Mr. Bailey:

      We have reviewed the above filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note you use the term "Fund" as part of the corporation`s name.
Please include disclosure in Item 1 stating that the corporation is not a mutual fund registered under the Investment Company Act of 1940.

2. Please revise to clarify LUSHI`s investment in the company. We note that 99,000 shares were issued to LUSHI to give effect to its $10 million "commitment." Please advise us whether these funds have actually been paid. If so, please advise us why they are not reflected in the financial statements or Item 10 of this registration statement. If not, please advise us whether under Maryland law, including 2-202 and 2-206 of the MGCL, these shares have actually been issued and are entitled to dividends and voting rights.

3. In addition, please clarify the "return of capital" of $40,082,667. We are unable to locate disclosure relating to the initial contribution of $40,082,667.

Item 1.  Business, page 2

4. Please consider including an organizational chart that includes ownership percentages.

5. We note your statement in the first paragraph on page 3 that you
"have no employees." Please explain the role of your non-employee executive officers.

Investment Policies, page 4

Investment in Real Estate Mortgages, page 4

6. Indicate the types of properties subject to mortgages in which you invest or intend to invest.

Item 1A.  Risk Factors, page 20

7. Please review your risk factor subheadings to ensure they reflect the risk you describe in the text. The heading should succinctly state the risks that will result from the facts or circumstances you discuss.

8. Please avoid using generic conclusions such as "adversely affected" or "material adverse effect" when describing the risks` effects. Replace this, and similar language, with specific disclosure of how you, your business, financial condition and results of operations would be affected by the facts you describe.

Our use of leverage could impair our financial performance, page
22

9. Please explain how leveraging "magnifies changes in [y]our net worth."




Stockholders may experience dilution, page 24

10. Please revise to indicate whether you have any agreements to sell additional shares through a private placement.

The impact of the events of September 11, 2001 and its effect on terrorism insurance..., page 24

11. Please revise to describe the investments that "will be more susceptible" to future terrorist attacks.

12. Please revise to indicate whether your properties are covered by terrorism insurance.

A portion of the Advisor`s and Manager`s fee is based on our ability to generate cash flow..., page 26

13. Please revise to clarify the portion of the Advisor`s and Manager`s fee that is based on your ability to generate cash flow from operations. In addition, please advise us why you have not included a risk factor discussing the conflicts created by the Advisor and Manager fees that relate to NAV, rather than cash flow or return to investors.

Stockholders will have limited recourse against our board of directors, the Manager and the Advisor, page 26

14. Please revise to provide a more detail discussion of the "limited circumstances" in which a shareholder has a right of action against your board of directors, the Manager, the Advisor and their respective affiliates.

We may not be able to qualify for exemption from registration under the Investment Company Act..., page 27

15. Please advise us of the exemption that you will rely upon to avoid registration under the Investment Company Act.

Funds from Operations, page 29

16. We note that Funds From Operations "provides useful information to stockholders about our ability to service debt, fund capital expenditures and expand our portfolio." This disclosure seems to imply that the measure is a liquidity measure. Please revise your disclosure to reconcile to the most comparable GAAP liquidity measure or clarify your explanation.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 31

Management Overview, page 32

17. We note that you have combined your consolidated and unconsolidated properties to provide data for what you refer to as your "Fund Portfolio". We do not object to the separate presentation of data for your consolidated properties and for your unconsolidated properties, but we do object to a combined presentation, as you do not control the unconsolidated entities. Please revise your presentation in future filings, as appropriate. Additionally, please apply this comment to other disclosures as necessary.

Significant Events, page 40

18. We note your statement in the penultimate paragraph on page 40 that Harvey Furniture is expected to occupy the total property by April 2006. Please revise to update your disclosure.

19. Please revise the last paragraph on page 40 to quantify and describe the "co tenancy provisions."  Also, quantify the
reduction
in tenants rent.   Finally, describe the provision which will
allow
tenants to terminate their leases early.

20. In light of the events at the Legacy Village Store, please tell us whether you have assessed the recoverability of your deferred rental income receivable at this property.

Liquidity and Capital Resources, page 41

21. We note that $30.6 million of subscription commitments were place into an escrow account with the Manager. Please revise to disclose all material terms of the subscription agreements, including whether the investor may rescind the agreement and the material conditions precedent to the company accessing the funds.

22. Please revise your disclosure in the table of sources and uses to clarify how you have considered short-term liquidity needs such as management fees, fund level expenses and other overhead costs.






Line of Credit, page 42

23. We note your line of credit has an interest rate of Libor plus 1.80% or a base rate as determined by the lender. Please revise to fully describe the provision that allows the lender to determine the base rate.

Contractual Cash Obligations and Commitments, page 43

24. Revise your disclosure in future filings to address purchase obligations due to your manager and advisor pursuant to Item 303 of
Regulation S-K. Please clarify whether obligations to these related parties will be included within your chart or whether you will add appropriate disclosure for such obligations.

Item 3. Properties, page 45

25. Please confirm to us, if true, that you have not acquired any properties from affiliates, other than Monument IV which LUSHI contributed to the company at its cost basis.

Projects Under Development, page 49

26. Please revise the second paragraph under this heading to more fully describe the provisions that would require you to engage in development activities at certain other properties.

Item 5.  Directors and Executive Officers, page 56

Directors Compensation, page 58

27. Please revise to identify your three independent directors.

Item 7.  Certain Relationships and Related Party Transactions,
page
61

Management Agreement, page 61

28. Please revise to more fully describe the services that the Manager provides to Excelsior. In this regard, we note your disclosure that the manager will provide "certain management, administrative and other services.

Conflicts of Interests with the Advisor and Its Affiliates, page
66

29. Please revise to expand the Advisor`s allocation procedures.


Offering, Organizational and Operating Expenses, page 64

30. Please tell us how you considered the disclosure and recognition requirements of SFAS 5 in accounting for expenses incurred during each period that are in excess of the Expense Limitations and are available for future reimbursement.

Expiration and Termination of the Advisory Agreement, page 66

31. We note that following the initial term the Manager "may terminate" the Advisor for "sustained material underperformance." This disclosure suggests that there are performance standards that must be breached in order for the Manager to not renew the advisory agreement after the initial term. Please revise to clarify. In addition, please briefly describe these performance standards.

Item 9. Market Price of and Dividends on the Registrant`s Common
Equity and Related Stockholder Matters, page 70

32. Please disclose any restrictions that limit or prevent you from making a distribution.

Dividend Policy, page 72

33. Related to footnote (1), please clarify whether "whether cash flow generated by the Fund" is based upon GAAP operating cash flow or some other measure. We note that the total distribution was approximately $1.3 million; however operating cash flows were only $0.6 million for the period ended December 31, 2004.

Item 10.  Recent Sales of Unregistered Securities, page 73

34. Please revise to include all the information required by Item
701(b) and (d), including the persons or class of persons to whom the securities were sold and the facts supporting your reliance on Rule
506 of Regulation D.

Item 11. Description of Registrant`s Securities to be Registered, page 73

35. Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001), Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003) and
Hines Real Estate Investment Trust, Inc. (Letter dated June 4,
2004).
To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division`s Office of Mergers and Acquisitions.

Financial Statements

Excelsior LaSalle Property Fund, Inc.

General

36. Please update your financial statements and related notes in accordance with Rule 3-12 of Regulation S-X.

Organization, page F-8

37. We note your disclosure regarding your sole shareholder,
LUSHI,
through December 22, 2004 and the sale of an additional 935,100 shares to 400 accredited investors on December 23, 2004. Please revise your disclosure, as appropriate, to address the following matters which appear to be inconsistencies between your disclosure, the consolidated statements of stockholders` equity and
consolidated
statements of cash flows.
:
* Disclose the shares purchased and the dollar amount of the initial
contribution by LUSHI. Help us to understand the $40,173,306 reflected on the statements of stockholders` equity and how such amount reconciles to the statements of cash flows. Please separate amounts related to the initial capitalization from additional cash and nonmonetary contributions on the statements of stockholders` equity.
* Please help us to understand the general nature of LUSHI`s $10 million commitment for which you have disclosed that LUSHI was granted an additional 99,000 shares. Additionally, explain where those additional 99,000 shares have been reflected on the statements of stockholders` equity.  In that regard, please tell us whether the
$35.0 million contribution to investment in Legacy includes the
$10
million commitment and if not disclose whether any of the commitment has been funded.
* Please help us to understand, in general terms, the nature of the distribution to LUSHI at the time of the Initial Closing and why you have removed the $40,082,667 capital distribution to LUSHI from additional paid in capital on the statement of changes in stockholders` equity as opposed to presenting it as a distribution.
In addition, please explain how the distribution amount was determined.
* Please reconcile for us the $8.9 million distribution presented in
2005 on your statements of stockholders` equity to the $4.6 million presented on the statements of cash flows and liability of $3.0 million on the balance sheet.
* Please revise the statements of cash flows to separately reflect cash received from stock issuances and other cash contributed from LUSHI such as the amount contributed for the Legacy investment.

Principles of Consolidation, F-8

38. Please revise your note to clarify, and supplementally explain to us in sufficient detail, the principles you follow in determining the inclusion or exclusion of entities in the consolidated financial statements. We refer you to Rule 3A-03 of Regulation S-X. Additionally, address how you determined that you don`t have control of the unconsolidated joint venture CEP Investors XII LLC in which you have an 80% member interest. Supplementally, explain to us how you evaluated this joint venture interest under FIN 46(R).

39. Please disclose your accounting policies related to accounting for minority interests.

Property Acquisitions, page F-13

40. Please revise your disclosure to clarify which date you began including the results of operations from Monument IV at Worldgate in your historical financial statements. Please refer to paragraph
D12
of SFAS 141.

41. Given the significance of the acquisitions made during 2004 and
2005, please revise your disclosure to meet all of the requirements of paragraphs 51 and 52 of SFAS 141.

Related Party Transactions, F-20

42. We note your disclosure which appears to indicate that you pay the manager and the advisor a variable fee equal to 7.5% of the variable base amount. This disclosure appears to be inconsistent with the disclosures on pages 61 and 65. Please clarify your disclosure in the filing to indicate that these are sliding scale percentages that vary with NAV. Further, please address the significant differences between the 7.5% fee disclosed on page F-20 and those percentages indicated on page 61.








Legacy Village Investors, LLC

Commitments and Contingencies, F-38

43. Please provide updated disclosure related to the lawsuit in your amended filing. If you still are unable to provide an estimate of loss or range of loss, please advise us why you view this to be the case.

PMB Acquisition #1 Partners LLC, page F-61

44. We note that your financial information is presented for the fiscal period from January 1, 2005 through December 20, 2005.
Please
advise us of how you met the requirements of Rule 3-14 of Regulation
S-X without providing audited financial statements for the most recent full fiscal year, which is 2004.

Summary Financial Information for the Lease Guarantor for 105
Kendall
Park Lane, page F-68

45. Please explain your basis for concluding that the financial information for Acuity Brands, Inc. "is more relevant to investors than the financial statements of the property acquired." We note that the property has been operating since May 2002 and we also note that you have provided financial statements under Rule 3-14 for Georgia Door, which is also net leased.

Pro Forma Financial Information, pages F-72 to F-78

46. Please clarify for us the nature of the interest income earned by
Marketplace at Northglenn as no interest income was noted on page
F-
65.

47. Help us to understand why you have allocated losses to minority interests related to the Pacific Medical Office Portfolio for the period from January 1, 2005 to December 20, 2005. It appears to us that a gain should have been allocated to the minority interests as there was net income earned during the period.

48. Please revise to clearly disclose the adjustment you have made to the weighted average common stock outstanding for each pro forma amount on page F-75.


*	*	*

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	Direct any questions regarding the accounting comments to Howard
Efron at (202) 551-3439, or Steven Jacobs, Accounting Branch
Chief,
at (202) 551-3403. Direct any other questions to Jeffrey A. Shady at
(202) 551-3471, or the undersigned at (202) 551-3852.

	Sincerely,



	Michael McTiernan
	Special Counsel

cc: 	Keith Pisani, Esq.  (via facsimile)


James L. Bailey
Excelsior LaSalle Property Fund, Inc.
May 25, 2006
Page 10